                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                            NSTOR TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  67018N 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Attn: W. David Sykes
                                   2016 Front
                                Del Mar, CA 92014
                                 (619) 987-9191
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 APRIL 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five person of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.   67018N 10 8                                        Page 2 of 5 Pages
          -----------------


================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         W. DAVID SYKES
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER

            NUMBER OF                        6,928,364 (INCLUDES 6,919,264
              SHARES                         SHARES WHICH MAY BE ACQUIRED UPON
           BENEFICIALLY                      CONVERSION OF SERIES F AND SERIES
             OWNED BY                        H CONVERTIBLE PREFERRED STOCK)
               EACH
             REPORTING              --------------------------------------------
              PERSON                   8     SHARED VOTING POWER
               WITH
                                             0
                                    --------------------------------------------
                                       9     SOLE DISPOSITIVE POWER

                                             6,521,767
                                    --------------------------------------------
                                      10     SHARED DISPOSITIVE POWER

                                             406,597
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,928,364 (WHICH INCLUDES 6,919,264 SHARES WHICH MAY BE ACQUIRED UPON CONVERSION OF SERIES F AND SERIES H CONVERTIBLE PREFERRED STOCK)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [X](1)
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16% (2)(3)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         INDIVIDUAL IN

================================================================================

--------
(1) 406,597 shares referenced herein are held in the name of the Sykes Childrens Trust of 1993. The Reporting Person hereby disclaims beneficial ownership of the shares held by the Sykes Childrens Trust of 1993. This report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for the purposes of Section 16 or any other purpose.

(2) The shares referenced herein are held in the name of the Sykes Family Trust in which the Reporting Person has a beneficial ownership.

(3) Based upon information supplied by the Company, there are currently 35,478,489 shares of common stock outstanding or issuable upon conversion of preferred stock convertible within 60 days.


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                                  SCHEDULE 13D
CUSIP No.   67018N 10 8                                        Page 3 of 5 Pages
          -----------------


ITEM 1.  SECURITY AND ISSUER.

         The Title of the Class of Equity Securities:             COMMON STOCK

         Name of the Issuer:                                      NSTOR TECHNOLOGIES, INC.

         The Principle Executive Offices of the Issuer:           100 CENTURY BOULEVARD
                                                                  WEST PALM BEACH, FL 33417

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name:                                           W. DAVID SYKES

         (b)      Residence or Business Address:                  2016 OCEAN FRONT
                                                                  DEL MAR, CA 92014


         (c)      Present principal occupation and                SELF-EMPLOYED
                  name, business and address of                   ADDRESS SAME AS ITEM 2(b)
                  employee

         (d)      Criminal conviction in the past five (5) years: NO

         (e)      Subject to a judgment, decree or final order
                  or finding of any violation of Federal or
                  state securities laws in the past five
                  (5) years:                                      NO

         (f)      Citizenship:                                    UNITED STATES


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         THE SHARES WERE ISSUED IN EXCHANGE FOR CERTAIN PROMISSORY NOTES HELD BY TRUSTS ESTABLISHED BY THE REPORTING PERSON WITH RESPECT TO WHICH THE REPORTING PERSON IS THE SOLE TRUSTEE OR THE SETTLOR.

ITEM 4.  PURPOSE OF TRANSACTION.

         THE REPORTING PERSON HOLDS THE SECURITIES OF THE COMPANY FOR INVESTMENT PURPOSES.

         THE REPORTING PERSON DOES NOT CURRENTLY HAVE ANY PLANS OR PROPOSALS WHICH RELATE TO, OR MAY RESULT IN, ANY OF THE MATTERS LISTED IN ITEMS 4(a)-(j) OF SCHEDULE 13D (RULE 13d-101).

                                  SCHEDULE 13D
CUSIP No.   67018N 10 8                                        Page 4 of 5 Pages
          -----------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      Aggregate Number of Common Stock:               6,928,364 (WHICH INCLUDES 6,919,264 SHARES
                                                                  WHICH MAY BE ACQUIRED UPON CONVERSION OF
                                                                  SERIES F AND SERIES H CONVERTIBLE PREFERRED
                                                                  STOCK)

                  Percentage of the Class:                        16%

         (b)      Sole power to vote or direct the vote:          6,521,767

                  Shared voting power:                            0

                  Sole power to dispose or direct the
                  disposition:                                    6,928,364 (WHICH INCLUDES 6,919,264 SHARES
                                                                  WHICH MAY BE ACQUIRED UPON CONVERSION OF
                                                                  SERIES F AND SERIES H CONVERTIBLE PREFERRED
                                                                  STOCK)

                  Shared power to dispose or direct the
                  disposition:                                    406,597

         (c)      Any transactions in Common stock in the past
                  sixty days or since the last 13D filing:        NO

         (d)      Right to receive dividends:                     YES

         (e)      Ownership below 5%:                             NOT APPLICABLE


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  NONE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  NONE


                  [Remainder of page intentionally left blank.]

                                  SCHEDULE 13D
CUSIP No.   67018N 10 8                                        Page 5 of 5 Pages
          -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Signature: /s/ W. David Sykes
                                             -----------------------------------

                                  Name/Title: W. David Sykes, as an individual
                                              ----------------------------------

                                  Dated: May 8, 2001
                                         ---------------------------------------

                                  SYKES FAMILY TRUST


                                  Signature:  /s/ W. David Sykes
                                              ----------------------------------

                                  Name/Title:  W. David Sykes, as Trustee
                                               ---------------------------------

                                  Dated:  May 8, 2001
                                          --------------------------------------

                                  SYKES CHILDRENS TRUST OF 1993

                                  Signature:  /s/ James C. Harlan, III
                                              ----------------------------------

                                  Name/Title:  James C. Harlan, III, as Trustee
                                               ---------------------------------

                                  Dated:  May 8, 2001
                                          --------------------------------------